UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 14, 2007

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES THIRD QUARTER 2007 RESULTS

              Total revenue and other operating income increased by
                 115% to (euro)62.6 million in the third quarter compared to the same quarter last year, largely driven by increased sales of Quinvaxem(TM) and
                Inflexal(R) V. Gross margin in the third quarter
                     improved from 19.5% last year to 35.9%.

                FULL YEAR GUIDANCE REITERATED; total revenues and
                other operating income of (euro)220-225 million;
                   cash break-even on 'net cash from operating
                                  activities'.


LEIDEN, THE NETHERLANDS (NOVEMBER 13, 2007) - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the third quarter and nine months ended September 30, 2007, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.


BUSINESS HIGHLIGHTS:

o Sanofi pasteur announces the start of Phase II with seasonal flu vaccine. This vaccine is being developed using Crucell's PER.C6(R) cell line technology.

o Crucell presents First-in-Man Phase I results of the rabies monoclonal antibody cocktail (containing two antibodies), showing safety and ability to protect. The cocktail, using Crucell's MAbstract(R) and PER.C6(R) technologies, is well tolerated, provides the expected neutralizing activity and can be administered in combination with a rabies vaccine.

o Crucell announces that its rabies monoclonal antibody cocktail has been granted a Fast Track designation by the Food and Drug Administration's
     (FDA) Department of Health and Human Services.

o Merck announces the discontinuation of its HIV vaccine candidate, which was in phase I and II studies. The discontinuation of the studies was not related to the use of Crucell's PER.C6(R) technology.

o Crucell announces that Merck & Co., Inc. has exercised an option for the access to Crucell's AdVac(R) vaccine technology and for the exclusive use of Crucell's PER.C6(R) technology in two infectious disease areas.

o Crucell announces that it has entered into a co-exclusive PER.C6(R) and AdVac(R) technology license agreement with Wyeth Pharmaceuticals, a division of Wyeth.

o Crucell discovers human monoclonal antibodies for the prevention and treatment of the avian flu virus. The antibody provides immediate protection and neutralizes the broadest range of H5N1 strains in pre-clinical models.

o Crucell announces a non-exclusive STAR(R) research license agreement with Invitrogen Corporation's PD-Direct(TM) Bioprocess Services.


FINANCIAL HIGHLIGHTS THIRD QUARTER 2007:

o Combined total revenue and other operating income of (euro)62.6 million showed an increase of 115% over the same quarter last year ((euro)29.1 million).

o The increase of total revenue is primarily attributable to the successful roll-out of Quinvaxem(TM), overall increase of vaccine sales and increased revenues related to acquisitions made in the second half of 2006.

o Third quarter results were boosted by the phasing of vaccine sales compared to the same quarter last year, when a substantial proportion of influenza vaccine shipments were postponed to the fourth quarter.

o Sales of Quinvaxem(TM) are expected to accelerate further in the fourth quarter of this year as momentum for the product continues to increase.

o Full year expectations for total revenue and other operating income remain in the (euro)220 to (euro)225 million range.

o Gross margin increased to 35.9%, which represents a significant increase over the third quarter of last year (19.5%) due to increased sales and lower acquisition related costs in cost of sales.

o    Net loss for the third quarter was (euro)4.5 million versus a net loss of
     (euro)21.7 million the same quarter last year.

o Net cash used in operating activities in the third quarter was (euro)5.5 million compared to (euro)27.0 million in the same quarter last year.

o Operating activities before changes in net working capital resulted in a positive (euro)7.2 million cash flow, which was offset by a (euro)12.7 million increase in working capital. This was largely driven by a sharp increase in accounts receivable due to Inflexal(R) V shipments.

o Due to the seasonal pattern of cash inflow, the company reiterates its outlook for the full year, to achieve cash break-even on 'net cash from operating activities'.


KEY FIGURES THIRD QUARTER 2007 ((euro) million, except net loss per share)

     Third quarter                                   Nine months ended Sept. 30
2007   2006   Change                                   2007      2006     Change

                           Total revenues and other
62.6    29.1   115%            operating income        137.2     64.5       113%

(4.5)  (21.7)  (79)%                Net loss           (41.2)   (62.7)     (34)%

                              Net loss per share
(0.07) (0.36)                 (basic and diluted)      (0.63)   (1.12)

                              Cash & cash equiv.:

                                - Sept. 30,2007         107.0
                                - Dec 31, 2006          157.8

Crucell's Chief Executive Officer Ronald Brus said:

"In the third quarter we achieved solid progress in two of our antibody programs. We discovered a set of human monoclonal antibodies providing immediate protection against pandemic flu and we successfully completed a Phase I study for our rabies human monoclonal antibody study, showing safety and tolerability. For this program we have now been granted a Fast Track designation by the FDA. These programs reflect Crucell's underlying strength in R&D.

"Our third quarter results reflect the momentum we see in the underlying business, where we saw strong sales of Quinvaxem(TM), our Flu product Inflexal(R) V and travel vaccines.

"Based on these results, due to the seasonality of our business and our expectations for the fourth quarter, we are reiterating our guidance for combined total revenue and other operating income of (euro)220 to (euro)225 million for 2007. As indicated in the past, we also expect to achieve operational cash break-even for the full year based on higher expected sales and improvements in net working capital at year-end."

BUSINESS UPDATE

CLINICAL PROGRAM UPDATE - VACCINES

o INFLUENZA - SEASONAL FLU VACCINE (FluCell collaboration with sanofi pasteur): Based on Phase I clinical study results of the PER.C6(R)-based seasonal influenza vaccine, Crucell's partner sanofi pasteur - the vaccines division of the sanofi-aventis Group - has announced that it has initiated Phase II testing of its cell culture-based seasonal influenza vaccine in the U.S. This project is part of a contract awarded in 2005 by the U.S. Department of Health and Human Services (HHS) aimed at accelerating the development of a new cell culture-based influenza vaccine. Phase II trials involving healthy adult volunteers in the U.S. will focus further on the safety profile and immunogenicity of the cell-based vaccine. This vaccine was developed using Crucell's PER.C6(R) technology, which offers sanofi pasteur a promising and reliable production method for seasonal and pandemic influenza vaccines in addition to traditional, proven egg-based production. The production scale potential of the PER.C6(R) cell line has been demonstrated in a bioreactor of 20,000 liters, suggesting robustness of PER.C6(R) technology.

o INFLUENZA - PANDEMIC VIROSOMAL FLU VACCINE H9N2 (based on proprietary Inflexal(R) V technology): Phase I and II studies have been completed and the results are currently being analyzed. No serious adverse side effects were reported to date. Findings are expected to be released first half of 2008.

o HEPATITIS A: Pediatric Epaxal(R) was licensed earlier this year in Switzerland. The product is currently under registration in selected endemic countries.

o WHOLE-KILLED VIRUS WEST NILE VACCINE: The Phase I trial was completed, early this year, demonstrating safety and tolerability. Phase II studies for the vaccine are currently being planned. In addition Crucell has developed human monoclonal antibodies against West Nile for therapeutic use and, as communicated previously, options are currently being explored. A decision will be communicated in our fourth quarter results press release in February 2008.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED EBOLA VACCINE : Phase I study for the Ebola vaccine, which Crucell is currently developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID). Efficacy studies in non-human primates were successful. The clinical findings are expected to be reported in the first quarter of 2008.

o LIVE ATTENUATED YELLOW FEVER VACCINE FLAVIMUN(R): Registration submission in Switzerland is expected in 2008.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED TUBERCULOSIS VACCINE: The development of this vaccine is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. US Phase I trial (in BCG naive individuals) has been completed. All data has been collected, including the 6 months follow-up data. This is being analyzed and we expect initial findings to be made public in the first quarter of 2008. No serious adverse side-effects were reported to date. In May a second clinical trial was initiated in South Africa. This Phase I trial is a placebo controlled study in adults who were vaccinated at birth with the BCG vaccine, and it continues to progress well.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED MALARIA VACCINE: Crucell and its partner, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), have added an additional clinical site in the US to speed up recruitment for their Phase I trial. Since opening the additional site, the pace of recruitment has increased allowing so far enrolment of 18 and 15 volunteers in the first and second cohort, respectively. Initial findings of Phase I results are expected to be available in 2008. No serious adverse side-effects have been reported to date.

o    MERCK AD5 HIV VACCINE: DISCONTINUED

     Merck's HIV vaccine candidate was in phase I and II studies when discontinuation of the trials was announced on 21 September 2007. The discontinuation of the studies was not related to the use of Crucell's PER.C6(R) technology. Merck and the HVTN reported initial analysis of Merck's HIV vaccine STEP studies and the results suggest that pre-existing immunity to adenovirus serotype 5 (Ad5) may be an issue. Ad5, a common cold virus, is the most commonly used recombinant vaccine vector. To specifically address pre-existing immunity to Ad5 in humans, Crucell designed AdVac(R) technology, which is based on adenovirus vectors that do not regularly occur in the human population. AdVac(R) technology is widely used by Crucell and its partners, and all vaccine candidates based on AdVac(R) technology are produced using Crucell's PER.C6(R) production technology.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED HIV VACCINE: Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) has been submitted to the FDA.


CLINICAL PROGRAM UPDATE - PROTEINS

o RABIES HUMAN MONOCLONAL ANTIBODY MIX: Phase I of the US study has been completed. No serious adverse effects were reported and the treatment was well tolerated. Data indicates that the cocktail is well tolerated, provides the expected neutralizing activity and that it can be administered in combination with rabies vaccine. Phase I trial in India, which started in April 2007, has also been completed. Data analysis is completed and will be presented on November 30, 2007 at the Joint International Tropical Medicine Meeting 2007 in Bangkok, Thailand.

     Crucell has been notified by the FDA Department of Health and Human Services that its rabies monoclonal antibody cocktail has been granted a Fast Track designation. Crucell is developing this human monoclonal antibody cocktail for the post-exposure prophylaxis of rabies, using its MAbstract(R) and PER.C6(R) technologies.

o HUMAN MONOCLONAL ANTIBODIES AGAINST H5N1: The discovery of a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains. These results, demonstrating the potential of human monoclonal antibodies for pandemic preparedness, were presented on September 27th, 2007 at the 5th International Bird Flu Summit held in Las Vegas, Nevada. A total of twenty one human monoclonal antibodies were discovered. These were found to be able to neutralize the H5N1 virus of avian influenza, which currently presents a global threat. The most potent of the antibodies was shown to neutralize the broadest range of H5N1 strains that have emerged between 1997 and 2004. This antibody may therefore provide a powerful tool in pandemic preparedness. In addition, this antibody prevents flu, in pre-clinical models, when given twenty four hours before a challenge with a lethal dose of highly pathogenic H5N1 virus. When given three days after infection, it also was shown to prevent death and cure the disease.

o BLOOD COAGULATION FACTOR VL/C (REDUCING BLOOD CLOTTING TIME FOR HAEMOPHILIACS): An update on this program will be communicated in the first quarter of 2008.


NEW MANUFACTURING AGREEMENT

o Crucell and DSM Biologics, a business unit of DSM Pharmaceutical Products signed a Biopharmaceutical Manufacturing Agreement for production on the basis of the PER.C6(R) manufacturing platform of Crucell's proprietary antibody cocktail, which Crucell is developing against rabies. Under the terms of the agreement, Crucell has contracted DSM Biologics, its alliance partner for the PER.C6(R) manufacturing platform, for the process validation and manufacturing of antibody batches for Phase III clinical efficacy studies. The services will be provided out of DSM Biologics' FDA-approved manufacturing facility in Groningen, The Netherlands.


LICENSING AGREEMENTS

o Crucell and DSM Biologics announced a non-exclusive PER.C6(R) research licensing agreement with Moscow, Russia-based MASTERCLONE. Masterclone will use Crucell's technology to develop an undisclosed antibody. No financial details were disclosed.

o Crucell and DSM Biologics announced a non-exclusive PER.C6(R) research licensing agreement with LFB BIOTECHNOLOGIES. LFB Biotechnologies will use Crucell's technology to develop undisclosed antibodies. No financial details were disclosed. During the research license period, Crucell and LFB Biotechnologies will also evaluate a joint collaboration in the field of enhancing sugar structures, described as glycosylation patterns, on recombinant antibodies using LFB's in-house development technology.

o Crucell announced that it has entered into a co-exclusive PER.C6(R) and Advac(R) technology license agreement with WYETH PHARMACEUTICALS, a division of Wyeth (NYSE: WYE). Under the terms of the agreement, Crucell will receive an upfront payment, milestone payments, annual maintenance fees, and royalties on net product sales. Other financial details were not disclosed.

o Crucell announced a non-exclusive STAR(R) research license agreement with INVITROGEN CORPORATION's PD-Direct(TM) Bioprocess Services. The license with Carlsbad, California based Invitrogen covers the production of monoclonal antibodies. No financial details were disclosed.

o Crucell announced that MERCK & CO., INC. has exercised an option for the exclusive use of Crucell's PER.C6(R) technology and an option for access to Crucell's AdVac(R) vaccine technology in two infectious disease areas. This agreement further broadens the number of disease areas in which our technologies are used. Under the terms of the agreement, Crucell acquires rights to certain cell-line technologies developed by Merck for the manufacture of recombinant proteins. The option and the related rights to certain technologies developed by Merck originate from the cross-license agreement executed in December 2006 between Crucell and Merck. Specifics concerning the infectious disease indications and financial details remain undisclosed.


APPOINTMENTS

o Dr. Cees de Jong was appointed Chief Operating Officer and serves as a member of Crucell's Management Committee. Prior to joining Crucell, Dr. de Jong was Group Vice President in charge of the Flavours Division at Quest International in the Netherlands. He was a member of Quest International's Management Board.


PATENTS

o    One STAR(R) patent (STAR67, used in STAR constructs) granted in Europe.

o A PER.C6(R) protein production (fed batch) method patent granted in the U.S.

o    An important AdVac-related patent granted in the U.S.

o Position in the AdVac field strengthened further with patents in the U.S. and in South Korea for the widely used Ad35 vector.

o    U.S. patent protection secured for our anti WNV antibodies.


POST BALANCE SHEET EVENTS

o CRUCELL AND MEDIMMUNE announced an exclusive license and research collaboration agreement for the treatment and prevention of hospital-acquired bacterial infection. Under the terms of the agreement, MedImmune is to provide Crucell certain upfront, annual and milestone payments potentially exceeding US$ 40 million, plus research and development (R&D) funding and an undisclosed royalty on product sales. In return, Crucell has granted MedImmune an exclusive license to research, develop and commercialize antibodies within one of its MAbstract(R) technology programs. In addition MedImmune will have access to Crucell's antibody capabilities for further R&D.

o CRUCELL AND DSM BIOLOGICS announced a non-exclusive PER.C6(R) research licensing agreement with Recepta Biopharma S.A. This agreement allows Recepta Biopharma S.A. to use Crucell's PER.C6(R) technology to develop four antibodies it has licensed-in from the Ludwig Institute for Cancer Research. Financial details were not disclosed.

o CRUCELL announced the completion of a marketing and distribution agreement with SANQUIN, the Dutch Blood Supply Foundation. Under the terms of the agreement, Crucell will get exclusive distribution rights of Cofact(R) - Sanquin's prothrombin complex of blood factors II, VII, IX and X which is currently in MRP (mutual recognition procedure) registration - in a number of Crucell's key markets including Norway, Sweden, Denmark, Spain and Italy. Crucell will also have a right of first refusal for China, Korea and a number of Eastern European countries.

o CRUCELL announced that Berna Biotech AG, its wholly owned subsidiary, has sold all the 2.9 million shares it owned in PEVION BIOTECH Ltd, Bern (Switzerland) to other shareholders of Pevion Biotech Ltd. This resulted in net proceeds of approximately CHF 10 million ((euro)6 million).


FINANCIAL REVIEW

TOTAL REVENUE AND OTHER OPERATING INCOME

Total revenue and other operating income was (euro)62.6 million for the third quarter of 2007, an increase of 115% compared to the same quarter last year. The autonomous growth, excluding acquisitions, amounted to 87%, mainly driven by the continued success of Quinvaxem(TM) and sales of our Flu product Inflexal(R) V, which are traditionally weighted to the second half of the year.

For the nine month period ending September 30, 2007, total revenue and other operating income was (euro)137.2 million. In constant currencies this is
(euro)140.6 million.

Product sales amounted to (euro)55.2 million and represent sales of pediatric vaccines (42%), travel vaccines (19%), respiratory/flu (33%) and other products (6%). Product sales are seasonal and have historically been concentrated in the second half of the year, driven mainly by influenza vaccines sales. In addition, increased revenues from Quinvaxem(TM) are expected in the fourth quarter of this year.

License revenues were (euro)1.8 million in the third quarter, a decline of
(euro)0.2 million compared to the same quarter last year. License revenues consist of initial payments from new contracts as well as annual and other payments on existing contracts. No significant initial fees were received during the third quarter.

Service fees for the quarter were (euro)3.7 million, compared to (euro)1.8 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Other operating income was (euro)1.9 million for the quarter, compared to
(euro)3.2 million in the third quarter last year. Other operating income consists primarily of government grants and miscellaneous income.


COST OF GOODS SOLD

Cost of goods sold for the third quarter of 2007 amounted to (euro)38.9 million,
(euro)35.5 million of which represents product costs and the remainder of
(euro)3.4 million the cost of service activities. Cost of goods sold for the quarter includes a purchase price allocation accounting charge of (euro)2.2 million. We will charge this amount to cost of goods sold when we sell the underlying acquired inventory. The charge is the result of the fair value established for inventory at acquisition dates.


EXPENSES

Total expenses consist of research and development (R&D) expenses, and selling, general and administrative (SG&A) expenses. Total R&D and SG&A expenses were
(euro)27.6 million for the third quarter, representing a (euro)2.1 million decline over the same period last year.

R&D expenses for the third quarter amounted to (euro)12.3 million, which represents a (euro)6.6 million decline versus the third quarter of 2006. This decrease can be attributed to capitalization validation expenses of the new Leiden facility, thereby reducing R&D expenditure by (euro)3.6 million. The decrease can also be attributed to the optimization of R&D activities following the reorganization at the end of last year and the timing of specific R&D expenses during the year.

SG&A expenses for the third quarter of 2007 were (euro)15.2 million and represent an increase of (euro)4.6 million over the same quarter in 2006, which is mainly attributed to higher selling and marketing expenses.

For the nine month period ending September 30, 2007, R&D expenses are (euro)45.7 million. SG&A expenses for the nine month period ending September 30, 2007 amount to (euro)48.0 million and consist of selling and marketing expenses ((euro)25.2 million) and general and administrative expenses ((euro)22.8 million). Selling and marketing expenses increased (euro)14.6 million over the same nine month period last year due to inclusion of costs related to Berna Biotech, SBL and Crucell Vaccines in the US. G&A expenses in the first nine months rose (euro)3.9 million over the same period last year driven by compliance, advisory costs and equity based compensation costs.


NET LOSS

The Company reported a net loss (euro)4.5 million for the third quarter of 2007 compared to (euro)21.7 million in the same period last year. This amounted to
(euro)0.07 net loss per share, compared to a net loss per share of (euro)0.36 in the third quarter of 2006.


BALANCE SHEET

Property plant and equipment amounted to (euro)142.1 million on September 30, 2007. Intangible assets represent assets acquired in acquisitions and amount to
(euro) 99.0 million. This amount represents acquired in-process R&D; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to (euro)13.5 million and represent investments in Pevion, Kenta and PERCIVIA. The Company's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on September 30, 2007 amounted to (euro)443.9 million. A total of 65,194,946 million ordinary shares were issued and outstanding on September 30, 2007.


CASH FLOW AND CASH POSITION

Cash and cash equivalents decreased by (euro)23.8 million in the third quarter to (euro)107.0 million.

Net cash used in operating activities in the third quarter of 2007 was (euro)5.5 million.

Overall net working capital rose due to an increase of (euro)22.4 million in accounts receivable related to a high level of vaccine sales in the third quarter, and a (euro)9.7 million decrease in accounts payable. This is partly offset by a decrease in inventory by (euro)10.0 million, reflecting the shipments of the flu vaccine Inflexal(R) V.

In the third quarter net cash used in investing activities amounted to
(euro)17.7 million. This primarily consists of capital expenditure of (euro)10.1 million and investments in financial assets of (euro)9.0 million (mainly AdImmune), partly offset by (euro)1.4 million in interest received.

In the quarter, net cash used in financing activities amounted to (euro)0.4 million, consisting of a repayment of financial liabilities and the proceeds from shares issued for stock options exercised.


OUTLOOK

Crucell expects combined full year 2007 total revenue and total other operating income in the (euro)220 to (euro)225 million range. The Company aims to achieve cash break-even on its 'net cash from operating activities' line in the cash flow statement for the full year 2007.


Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).

Conference Call and Webcast

Today at 14:00 Central European Time, Crucell will conduct a conference call open to all, which will also be webcast. To participate in the conference call, please call one of the following numbers 10 minutes prior to commencement:

                           1 888 457 4228 for the US;
                          0800-358 0886 for the UK; and
                        0800-265 8546 for the Netherlands

Following a presentation of the results you will be able to ask questions during a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6(R) production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs more than 1000 people. For more information, please visit www.crucell.com


FINANCIAL CALENDAR:

12 February 2008        Q4 Results 2007
13 May 2008             Q1 Results 2008
30 May 2008             Annual General Meeting of Shareholders
12 August 2008          Q2 Results 2008
11 November 2008        Q3 Results 2008
17 February 2009        Q4 Results 2008


FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                   INVESTORS/ANALYSTS:

Crucell N.V.                             Crucell N.V.
Barbara Mulder                           Oya Yavuz
Director Corporate Communications        Director Investor Relations
Tel: 31-(0)71 519 7346                   Tel. +31-(0)71-519 7064
press@crucell.com                        ir@crucell.com
www.crucell.com                          www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------------------------
in EUR '000 (except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                                    THIRD QUARTER              9 MONTHS ENDED
                                                                                                SEPTEMBER 30,
--------------------------------------------------------------------------------------------------------------------
                                                                  2007          2006          2007          2006
                                                                UNAUDITED     UNAUDITED     UNAUDITED     UNAUDITED
                                                               -----------   -----------   -----------   -----------
   Product sales                                                    55,163        22,004       114,040        43,497
   License revenues                                                  1,780         1,992         6,046         6,630
   Service fees                                                      3,697         1,844         9,026         6,357
                                                               -----------   -----------   -----------   -----------
   TOTAL REVENUE                                                    60,640        25,840       129,112        56,484

   Cost of product sales                                           -35,513       -19,015       -78,700       -43,208
   Cost of service fees                                             -3,365        -1,799        -6,898        -4,991
                                                               -----------   -----------   -----------   -----------
   TOTAL COST OF GOODS SOLD                                        -38,878       -20,814       -85,598       -48,199

   GROSS MARGIN                                                     21,762         5,026        43,514         8,285

   Government grants                                                 1,022         2,581         5,627         5,588
   Other income                                                        910           657         2,429         2,418
                                                               -----------   -----------   -----------   -----------
   TOTAL OTHER OPERATING INCOME                                      1,932         3,238         8,056         8,006

   Research and development                                        -12,316       -18,943       -45,704       -48,734
   Selling, general and administrative                             -15,240       -10,677       -48,029       -29,490
                                                               -----------   -----------   -----------   -----------
   TOTAL OTHER OPERATING EXPENSES                                  -27,556       -29,620       -93,733       -78,224

   OPERATING LOSS                                                   -3,862       -21,356       -42,163       -61,933

   Financial income                                                  2,701         4,259         9,349         9,235
   Financial expenses                                               -3,307        -3,374        -7,943        -7,953
   Results investments non-consolidated companies                     -655          -467        -1,182        -1,258
   Results from discontinuing operations                                 0             0             0             0
                                                               -----------   -----------   -----------   -----------
   LOSS BEFORE TAX                                                  -5,123       -20,938       -41,939       -61,909

   Income tax                                                          635          -783           769          -784
                                                               -----------   -----------   -----------   -----------
   LOSS FOR THE PERIOD                                              -4,488       -21,721       -41,170       -62,693
                                                               ===========   ===========   ===========   ===========
   Attributable to:
   Equity holders of the parent                                     -4,488       -21,557       -41,170       -61,985
   Minority interest                                                     0          -164             0          -708
                                                               -----------   -----------   -----------   -----------
                                                                    -4,488       -21,721       -41,170       -62,693
                                                               ===========   ===========   ===========   ===========

   Net loss per share - basic and diluted                            -0.07         -0.36         -0.63         -1.12
   Weighted average shares outstanding - basic and diluted          65,195        59,104        65,026        55,562


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------
in EUR '000
--------------------------------------------------------------------------------------------------------------------
                                                                                          SEPTEMBER 30    JUNE 30
--------------------------------------------------------------------------------------------------------------------
                                                                                              2007          2007
                                                                                            UNAUDITED     UNAUDITED
                                                                                           -----------   -----------
   ASSETS
   NON-CURRENT ASSETS
   Plant and equipment, net                                                                    142,126       136,975
   Intangible assets                                                                            98,961       103,888
   Goodwill                                                                                     44,914        48,112
   Investments in associates and joint ventures                                                 13,508         5,312
   Net pension asset                                                                             2,476         2,483
   Available-for-sale investments                                                                8,468        10,505
   Other financial assets                                                                       16,157        16,087
   Deferred tax assets                                                                             305           310
                                                                                           -----------   -----------
                                                                                               326,915       323,672
   CURRENT ASSETS
   Cash and cash equivalents                                                                   106,983       130,810
   Trade accounts receivables                                                                   49,483        27,765
   Inventories                                                                                  74,970        86,027
   Other current assets                                                                         25,150        25,925
                                                                                           -----------   -----------
                                                                                               256,586       270,527

   TOTAL ASSETS                                                                                583,501       594,199
                                                                                           ===========   ===========

   LIABILITIES AND EQUITY
   EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
   Share capital                                                                                15,647        15,616
   Other reserves                                                                              739,649       740,424
   Translation reserve                                                                         -22,996       -16,120
   Accumulated deficit                                                                        -288,418      -284,240
                                                                                           -----------   -----------
   Total equity                                                                                443,882       455,680

   NON-CURRENT LIABILITIES
   Long-term financial liabilities                                                              27,302        27,948
   Long-term provisions                                                                          5,470         5,260
   Deferred tax liabilities                                                                     31,359        32,709
                                                                                           -----------   -----------
                                                                                                64,131        65,917

   CURRENT LIABILITIES
   Accounts payable                                                                             18,808        29,035
   Short-term financial liabilities                                                             18,499        19,371
   Other current liabilities                                                                    37,279        23,248
   Income tax payable                                                                              537           360
   Short-term provisions                                                                           365           588
                                                                                           -----------   -----------
                                                                                                75,488        72,602

   TOTAL LIABILITIES                                                                           139,619       138,519

   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                  583,501       594,199
                                                                                           ===========   ===========

CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------------------------------------------
in EUR '000
--------------------------------------------------------------------------------------------------------------------
                                                                    THIRD QUARTER              9 MONTHS ENDED
                                                                                                SEPTEMBER 30,
--------------------------------------------------------------------------------------------------------------------
                                                                  2007          2006*         2007          2006*
                                                                UNAUDITED     UNAUDITED     UNAUDITED     UNAUDITED
                                                               -----------   -----------   -----------   -----------
   CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
   Loss for the period                                              -4,488       -21,721       -41,170       -62,693

   Reversal of non-cash items
     Tax                                                              -636           783          -770           784
     Results investments non-consolidated companies                    655           466         1,182         1,258
     Financial income                                               -2,700        -4,259        -9,349        -9,235
     Financial expenses                                              3,307         3,374         7,943         7,953
     Depreciation                                                    3,860         4,014        10,687        10,000
     Amortization                                                    3,012         1,968         9,131         4,500
     Fair value write-down on Inventory                              2,559             0         6,157             0
     Change in long-term provisions                                    215           -85            32           141
     Gain on disposal of assets                                          2            48           -66          -172
     Stock based compensation                                        1,395         1,980         4,784         3,868

   Change in net working capital
     Trade accounts receivable                                     -22,427        -7,756         7,437        -5,783
     Inventories                                                    10,027        -3,048        -6,146        -9,684
     Other current assets                                             -950           121         1,874         6,503
     Trade accounts payable                                         -9,746        -3,782       -18,307         6,734
     Other current liabilities                                      11,542         2,262         2,853        -5,411
     Short-term provisions                                             -68          -157        -1,230          -213
   Interest paid                                                      -742          -272        -2,072          -970
   Income taxes paid                                                  -205          -837        -1,049          -314
   Payments out of provisions                                         -146           -51        -1,256          -106
                                                               -----------   -----------   -----------   -----------
   NET CASH FROM/(USED IN) OPERATING ACTIVITIES                     -5,534       -26,952       -29,335       -52,840

   Cash flows from/(used in) investing activities
     Purchase of property, plant and equipment                     -10,118        -7,071       -18,598       -16,045
     Proceeds from sale of equipment                                    59           255           149           413
     Proceeds from disposal of intangible assets                         0             0            11           225
     Acquisition/Disposal of subsidiaries net of cash                    0            63             0        68,088
     Investments / Capital increase in Joint ventures                    0       -12,227             0       -12,227
     Assets classified as held for sale                                  0           -12             0        11,793
     Investments in financial assets                                -9,034       -11,526        -8,376        -3,507
     Interest received                                               1,442           690         4,477         2,505
                                                               -----------   -----------   -----------   -----------
   NET CASH FROM/(USED IN) INVESTING ACTIVITIES                    -17,651       -29,828       -22,337        51,245

   Cash flows from/(used in) financing activities
     Proceeds from issue of share capital                              209           -11         1,601         3,406
     Proceeds from financial liabilities                                85         1,261         2,377         9,997
     Repayment of finanical liabilities                               -682           118        -1,432          -936
                                                               -----------   -----------   -----------   -----------
   NET CASH FROM (USED IN) FINANCING ACTIVITIES                       -388         1,368         2,546        12,467
     Effects of exchange rate on cash and cash equivalents            -254            14        -1,728          -331
                                                               -----------   -----------   -----------   -----------
   NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS            -23,827       -55,398       -50,854        10,541
   Cash and cash equivalents at beginning of period                130,810       177,673       157,837       111,734
                                                               -----------   -----------   -----------   -----------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                      106,983       122,275       106,983       122,275
                                                               ===========   ===========   ===========   ===========

* Certain comparatives were reclassified to conform with current period's presentation.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   November 14, 2007                               /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer